

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

Via E-mail
Mr. Joseph J. Levanduski
Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333

>   **Re: A. Schulman, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2011**
>   **Filed October 26, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended February 29, 2012**
>   **Filed April 4, 2012**
>   **File No. 0-07459**

Dear Mr. Levanduski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Reconciliation of GAAP and Non-GAAP Financial Measures, pages 32 and 43

1.   We note your disclosures of non-GAAP measures and your presentations of full non-GAAP consolidated statements of operations. Please revise future filings to fully comply with Item 10(e) of Regulation S-K and the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures, including Question 102.10. This comment is also applicable to your Forms 10-Q and 8-K. Please provide us your proposed revisions related to this comment with your response.

<u>Critical Accounting Policies, page 46</u>

<u>Purchase Accounting and Goodwill, page 46</u>

2. We note your disclosure that one of the company's reporting units has a fair value that exceeds its carrying value by approximately 2%. Please tell us, and revise future filings to identify, this reporting unit and the reportable segment that includes it. Please also tell us, and clarify in future filings, whether this is the same reporting unit for which you performed a goodwill impairment analysis during the second quarter of fiscal 2012 (EMEA Specialty Powders).

3. Please tell us, and revise future filings to disclose, the number and nature of the reporting units included in each reportable segment, to which goodwill is allocated. Additionally, to the extent you determine that the estimated fair values of your reporting units "substantially exceed" their respective carrying values, please disclose that determination in future filings. Alternatively, to the extent you determine that the estimated fair value of any reporting unit does not substantially exceed its respective carrying value, and goodwill, in the aggregate or individually, if impaired, could materially impact your results of operations or total shareholders' equity, please provide the following disclosures for each such reporting unit:

    - The identity of the reporting unit and the reportable segment.

    - The percentage by which estimated fair value exceeds carrying value.

    - The amount of goodwill allocated to the reporting unit.

    - A description of the material assumptions that drive estimated fair value.

    - A discussion of the uncertainties associated with each key fair value assumption.

    - A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

<u>Item 8. Financial Statements and Supplementary Data, page 56</u>

<u>Note 13 – Segment Information, page 88</u>

4. We note the changes in your reportable segments as a result of changes to your management and reporting structures. With a view to enhanced disclosures in future filings, please provide the following information:

    - A comprehensive explanation of the reasons for the changes in your management and reporting structures;

    - What, if any, disclosures you provided in prior filings to alert investors to changing conditions that could impact your reporting structure.

    - A comprehensive explanation of how you determined that N.A. Masterbatch, N.A. Engineered Plastics, N.A. Rotomolding, Bayshore, and all other North

America operating segments should be aggregated into a single reportable segment.

- Copies of the internal reports used by your CODM to assess performance and allocate resources. Specifically, tell us the nature and extent of any financial and operational data you have by product family, either on a consolidated basis or within each reportable segment.

Form 10-Q for the Fiscal Quarter Ended February 29, 2012

Item 1. Consolidated Financial Statements, page 2

Note 2. Business Acquisitions, page 5

5.   Please tell us, and revise future filings to disclose, the reasons why the amount of goodwill recognized in your acquisition of Elian SAS is so significant relative to the purchase price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief